

January 17, 2014

<u>Via E-mail</u>
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

     Re: National General Holdings Corp.
           Registration Statement on Form S-1
           Response dated December 24, 2013
           File No. 333-190454

Dear Mr. Weissmann:

     We have reviewed your December 24, 2013 response to our December 13, 2013 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Income taxes, page 54</u>

1. We acknowledge your response to previous comment 1. Please tell us:
   - Whether the contractual agreements for the services provided by the corporate manager and the licensed and experienced general manager (the "service providers") were agreements between the acquired reinsurer and the service providers and whether those agreements were executed and in effect when you acquired the reinsurer.
   - Whether there were any modifications to these agreements prior to and after your acquisition and if so, the timing, nature and reasons for such modifications.

2. In your response to previous comment 1 in section C on page 9 you indicate that you intend to reclassify the residual value of the purchase price less fair value of the licenses to goodwill; however, it remains unclear whether you continue to believe as you stated in

the last two paragraphs on page 5 of your November 27, 2013 response that goodwill would be impaired each reporting period. To the extent you continue to believe that impairments exist in each interim period, please explain why and reconcile your explanation with the requirements of ASC 350-20-35-30.

3. We acknowledge your response to previous comment 2. Please revise your disclosure describing the Luxembourg equalization reserve accounting to:

- Summarize the maximum equalization reserve consistent with the last paragraph on page 9 of your response carrying over to page 10;
- Indicate that you acquired an equalization reserve in the Capgemini Reinsurance S.A. acquisition and the amount of the reserve;
- Explain how the equalization reserve changes and the resulting income statement effect each reporting period consistent with the second paragraph on page 10 of your response, including not only when there is loss prior to consideration of the equalization reserve, but also when there is income;
- Clearly indicate that the net impact of this accounting results generally in taxable income in Luxembourg of zero; and
- Indicate the circumstances where taxes could be paid in Luxembourg, including, but not limited to:
  - when the cap is met and you have income; and
  - when the cap is reduced due to changes in premium volume.

4. We acknowledge your response to previous comment 4 and have the following observations.   Please reconsider the appropriateness of your classification of the change in your deferred tax liability associated with the equalization reserve in light of these observations. We welcome any additional insight or clarification you may have to help us understand your views.

- It appears that you believe the reference to "taxable amount" means that tax must be paid. We are unable to locate authoritative support for this view. It appears that under the literature a taxable amount is the opposite of a tax deduction. That is, a taxable amount does not have to result in the payment of tax to a taxing authority in the same way that a tax deduction does not need to result in a refund from a taxing authority. Applied to your facts and circumstances, the reduction of your equalization reserve each period resulting from actual losses incurred by the Luxembourg reinsurer appears to be a taxable amount.
- Normally, losses generated in a tax jurisdiction result in net operating loss carryovers that are recorded as deferred tax assets, the benefit of which is separately evaluated for the need for a valuation allowance. However, you represent that Luxembourg tax laws applied to your facts and circumstances, do not result in loss carryovers when you have a net loss for tax accounting purposes prior to the consideration of the equalization reserve, but instead require that the catastrophe equalization reserves be reduced to eliminate the net loss, which has the effect of reducing your potential future tax obligation to pay Luxembourg tax on any unutilized equalization reserves..
- Income taxes are computed for financial reporting purposes at the jurisdictional level. The income tax provision/benefit in Luxembourg, calculated including the basis

difference for your equalization reserve, is incremental to the U.S. jurisdiction, which includes the operating results of the Luxembourg entity excluding the equalization reserve. In these circumstances, it appears that the reduction of your equalization reserve and the corresponding deferred tax liability in Luxembourg results in a tax benefit under ASC 740-10-30-4.

- We do not understand your argument that the equalization reserve liability is converted to a loss reserve liability on your tax books and that the effect of such conversion is that there would no longer be a book tax basis difference. We note on page 9 in response to previous comment 2 your representation that the equalization reserve is a statutory excess or catastrophe reserve and is not a function of Luxembourg tax law. We also note that even under your conversion analogy, recharacterizing a liability does not eliminate the book tax basis difference.

Financial Statements
Notes to Consolidated Financial Statements
Note 2: Accounting Policies
(f) Ceding Commission Revenue, page F-8

5. Please revise your proposed disclosure in response to previous comment 5 to state the remittance date (i.e. 12 or 24 months after the adjustment period). See the second paragraph on page 20 of your response. Please tell us the business purpose behind each remittance provision and help us understand why these remittance requirements do not represent a violation of the conditions for reinsurance accounting described in ASC 944-20-55-54.

6. We acknowledge your response to previous comment 8. Please tell us whether the approximate 15% ratio of acquisition costs incurred to gross written premiums for each period only contemplates the acquisition costs permitted to be capitalized under ASC 944-30-25-1A and premiums associated with the Personal Lines Quota Share arrangement. If other acquisition costs or premiums related to policies not ceded under the Personal Lines Quota Share arrangement are included in your calculated ratio, please tell us why.

7. We acknowledge your response to previous comment 10 and disagree with your assertion in the last paragraph on page 26 that each component of the ratios is a financial measure calculated in accordance with GAAP. The numerators of both your net operating expense ratio and net combined ratio offset service and fee income against the expense items included in those ratios. GAAP does not permit the netting of revenues against expense items. As a result we continue to believe that these ratios are non-GAAP measures and continue to request that you revise your filing to:
- Make all the disclosures required by Item 10(e)(i) of Regulation S-K;
- Revise the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an "adjusted" nomenclature); and

- Clearly indicate that your measures may be different from similarly titled measures of other companies.

8. We acknowledge your response to comment 11. Please revise your disclosure to address the following:
   - Please state what the "other finance and processing fees" are instead of merely providing two examples (policy cancellation fees and reinstatement fees).
   - Please state when you recognize revenue for installment fees, late payment fees, general agent fees and for each material revenue stream identified within finance and processing fees. It is unclear what you mean by when "services are provided."
   - Please clarify whether any of your service and fee income is earned from related parties. If so, please identify and quantify the amounts.
   - Please revise the last sentence of the second paragraph of your proposed disclosure on page 30 of your response to state, if true, that there are no direct and incremental costs related to installment fees, late payment fees or finance and processing fees, and that it is the indirect costs that are not separately tracked.

Note 10: Income Taxes, page F-38

9. We acknowledge your response to comment 12. Please address the following:
   - Please revise your disclosure in the third paragraph on page A-1 to remove reference to a deferred tax asset being recorded on the acquisition balance sheet of GMAC's U.S. consumer property and casualty insurance business. In this regard, it appears that the income tax deduction associated with the commutation loss related to acquisition costs incurred by the acquired companies prior to the acquisition, but deductible on your tax return by negotiation with the seller, result in your acquisition of a current income tax receivable (or reduction of a current income tax payable) instead of a deferred tax asset. Please revise your error correction disclosures accordingly.
   - Please revise your disclosure in the second and third paragraphs on page A-1 to clearly indicate that your previous accounting was in error.
   - Please revise your disclosure in the first paragraph on page A-1 to indicate the impact on your effective tax rate.
   - Please represent to us that the disclosure you present, as to be revised by these comments, will be reflected in a prominent location, either in Note 1 or 2.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       J. Brett Pritchard, Esq.
       Locke Lord LLP
       111 South Wacker Drive
       Chicago, Illinois 60606